EXHIBIT 99.1

POET Technologies Opens Product Design and Development Center in Shenzhen, China

Announces Appointment of Dr. Jinyu Mo as Senior Vice President, Asia

TORONTO, Jan. 19, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, announced today that it has opened a product design and development center in Shenzhen, China, which will be focused on the optical engine, reference designs for customer applications and new product activities.

POET also announced the appointment of Dr. Jinyu Mo as its Senior Vice President of Asia, with responsibility for managing the Company’s activities in China and Singapore. Dr. Mo is a highly experienced technical and business veteran of the photonics and optoelectronics industries. She has over 22 years of experience spanning several companies, including MACOM Technology Solutions, Bookham/Oclaro, Huawei, I2R in Singapore and Nexvave Photonics Technology Co., which she founded and served as Chief Technology Officer. Dr. Mo was most recently with MACOM as the Senior Director and Chief Scientist of the Lightwave business unit in Asia and site leader in Shenzhen. Dr. Mo received her PhD degree in Optical Communications from Nanyang Technological University (NTU) Singapore. She is a Senior member of IEEE and has been a member of IEEE’s Technical Committees for several international conferences.

POET Optoelectronics Shenzhen Co. Ltd., a wholly foreign-owned enterprise (WFOE) and wholly-owned subsidiary of POET, will augment the Company’s existing design, development and engineering operations in Allentown, Pennsylvania and Singapore.   The Shenzhen operation will also support the activities of Super Photonics Xiamen Co. Ltd., the Company’s joint venture with Sanan IC, a subsidiary of Sanan Optoelectronics Co., Ltd. (Shanghai Stock Exchange, SSE: 600703).

Additional engineering staff have been hired at POET’s Shenzhen operation as the Company builds a critical team of highly experienced senior engineers and managers that are being recruited from a large pool of optical and photonics engineering talent currently working in the Shenzhen area.

“Shenzhen is home to many global players in the photonics industry and is one of the leading locations to find talented engineers in our industry,” said Vivek Rajgarhia, POET’s President & General Manager. “Being in close proximity to potential customers enables us to respond quickly to their needs in real-time and in the same language and cultural environment, which is an absolute requirement for technology-based companies like POET. We anticipated the need for such an operation even before we considered the joint venture with Sanan IC, however having an operation in-country to support the JV at its inception is an added advantage for our future success.”

In addition to his role as President & GM of POET, Mr. Rajgarhia is the legal representative of POET in China for POET Optoelectronics Shenzhen Co. Ltd. and is scheduled to be appointed to the Board of Directors of Super Photonics Xiamen Co. Ltd.

“Beyond The Press Release”

POET Technologies goes “Beyond The Press Release” to discuss today’s news. Shareholders and other interested parties are encouraged to check back at the following link before market open on the morning of Wednesday, January 20, 2021.

https://agoracom.com/ir/POETTechnologies/forums/discussion/topics/753229-poet-technologies-goes-beyond-the-press-release/messages/2298509#message

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Singapore and Shenzhen, China. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet-technologies.com
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its joint venture, delays in recruitment for its newly opened operation in Shenzhen or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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